September 15, 2006

VIA: EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Washington, D.C. 20549-0405

Attn: John Reynolds, Assistant Director

RE:	Dekania Corp.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-137794
Filed September 15, 2006

Dear Mr. Reynolds:

On behalf of Dekania Corp. (the “Company”), we wish to advise you that the Company has filed the Form of Underwriting Agreement, the Form of Warrant Agreement, the Form of Incentive Warrant, the Form of Subscription Agreement, the Form of Investment Management Trust Agreement and the Form of Registration Rights Agreement which are listed as exhibits to the Company’s Registration Statement. The Company will file the Form of Stock Escrow Agreement and the Letter of Credit as soon as practicable. We are enclosing four courtesy copies, in blacklined form, of the amended registration statement.

Very truly yours,

/s/ Julie H. Bekier
Julie H. Bekier

Enclosure

cc:	Thomas Friedberg
Cathey Baker
Douglas S. Ellenoff, Esq.
Jack I. Kantrowitz, Esq.